

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 12, 2016

Richard N. Phegley
Chief Financial Officer
Smart & Final Stores, Inc.
600 Citadel Drive
Commerce, California 90040

> **Re: Smart & Final Stores, Inc.**
> **Form 10-K for the Fiscal Year Ended January 3, 2016**
> **Filed March 15, 2016**
> **Form 8-K Filed March 9, 2016**
> **File No. 1-36626**

Dear Mr. Phegley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 3, 2016

Item 7. Management's Discussion and Analysis of Financial Position and Results of Operations

Critical Accounting Estimates, page 60

1. In future filings please provide a more robust discussion of your critical accounting policies and estimates to focus on the assumptions and uncertainties that underlie your critical accounting estimates rather than duplicating the accounting policy disclosures in the financial statement footnotes. Please quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially

different results if different assumptions are applied. If reasonably likely changes in inputs to estimates would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonable outcomes should be disclosed and quantified. Please refer to SEC Release No. 33-8350. In your response, please show us what your disclosure would look like.

Item 8. Financial Statements and Supplementary Data

Reports of Independent Registered Accounting Firm, pages 68 and 69

2. Please note the reports of your independent registered public accounting firm, and the consent filed as Exhibit 23.1, are not signed by the accounting firm. Please confirm to us that your original audit reports and consent were signed and ensure future filings include conformed signatures.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Fair Value of Financial Instruments, page 86

3. We note your disclosure that the administrative agent provided valuations of debt outstanding under your Term Loan Facility indicating that the Term Loan Facility's carrying value approximates market. Please tell us the procedures you use to evaluate whether the valuations provided by the administrative agent are developed using current information that reflects orderly transactions or a valuation technique that reflects market participant assumptions. In addition, in future filings please:

- disclose the valuation technique and inputs used by the administrative agent;

- present the fair value of the Term Loan Facility together with the related carrying amount; and

- disclose the level of the fair value hierarchy within which the fair value measurement is categorized.

Please refer to ASC 820-10-50-2E and ASC 825-10-50-11.

6. Fair Value Measurements, page 96

4. In future filings please disclose the valuation technique used by third-party pricing services to determine the fair values of derivatives. Please refer to ASC 820-10-50-2bbb.

12. Share-Based Compensation, page 116

5. Please tell us what consideration you gave to disclosing total incremental compensation cost resulting from the modifications to awards under the 2014 Incentive Plan for each year presented. Refer to ASC 718-10-50-2-h(2)(iii).

14. Segment Information, page 124

6. Please tell us your consideration of disclosing revenues for each group of similar products and services as required by ASC 280-10-50-40.

Form 8-K Filed March 9, 2016

7. We note the guidance disclosed in the press release for the fiscal year ended January 3, 2016 includes a range of expected adjusted EBITDA, adjusted net income and adjusted net income per share. Please note that Regulation G requires a schedule or other presentation detailing the differences between the forward-looking non-GAAP financial measures and the appropriate forward-looking GAAP financial measures. Also, if the GAAP financial measure is not accessible on a forward-looking basis, that fact and reconciling information that is unavailable without an unreasonable effort must be disclosed, and the information that is unavailable must be identified together with its probable significance. In addition, pursuant to Item 10(e)(1)(i) you should disclose why management believes the measures are useful to investors. Please tell us your consideration of providing the required disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Philippa M. Bond, Esq.